787 Seventh Avenue New York, NY 10019-6099 Tel: 212 728 8000 Fax: 212 728 8111

December 13, 2007

VIA FEDEX

Mr. Ronald E. Alper

Securities and Exchange Commission

100 F Street NE

Mailstop: 3561

Washington, DC 20549

Re:     Sports Properties Acquisition Corp.

Dear Mr. Alper:

On behalf of Sports Properties Acquisition Corp., (the “Company”), please find our responses to your comment letter dated December 7, 2007 regarding Amendment No. 1 to the Company’s registration statement on Form S-1 (File No. 333-146353), filed with the Securities and Exchange Commission on November 2, 2007, set forth below. We are filing Amendment No. 2 to such registration statement on Form S-1 together herewith. For your convenience, we have included your comments below, with our responses directly below each comment. Please also note that the underwriter has agreed to defer an additional 0.5% of its discounts and commissions (for a total deferral of $7,000,000 (3.5% of the total offering proceeds) or, $8,050,000, if the underwriter’s over-allotment option is exercised in full), as well as the change in the terms of the offering discussed below in our response to Comment 5.

General

1.	We note your response to comment seven of our letter dated October 25, 2007 and the revised disclosure. Please add disclosure explaining the phrase “franchise opportunities.” Describe what you mean by the term “franchise opportunities” and clarify the types of transactions contemplated.

Response: The Company has revised the disclosure on page 1 in response to this comment.

Summary

2.	We note your response to comment 13. Please revise to describe the ownership of Medallion Financial Corp in your summary section. Clarify the beneficial ownership in Medallion by any of the company’s officers, directors or founders.

NEW YORK    WASHINGTON, DC    PARIS    LONDON    MILAN    ROME    FRANKFURT     BRUSSELS

Mr. Ronald E. Alper

December 13, 2007

Response: The Company has revised the disclosure on pages 5 and 6 in response to this comment.

3.	Please revise to identify the founding stockholders and the amounts they will purchase in the private placement of the 5,000,000 founder warrants.

Response: The Company has revised the disclosure on pages 1, 9, 35, 40, 71, 77, 92, 94, 100, II-4 and II-5 in response to this comment.

Risk Factors, page 21

4.	In the last risk factor on page 31, please reconcile your statement “we will not structure our initial business combination in such a way that we will be the minority stockholder of a combined company” with your statement later in the risk factor that “if we were to partner with other entities to acquire a target acquisition, it may result in us reporting a minority interest or equity position related to such acquisition target in our financial statements.”

Response: The Company has revised the disclosure on page 32 in response to this comment.

Financial Statements, page F-1

Note 4 - Note Payable to Affiliate, Related Party Transactions, and Commitments, page F-10

5.	We note your disclosure on page 10 that Medallion will enter into an agreement with Banc of America Securities LLC pursuant to which it will place limit orders for up to $10,000,000 of your common stock after the announcement of a definitive agreement for your initial business combination. Please revise your disclosures in Note 4 to describe the material terms of this commitment.

Response: The Company, Medallion and the underwriter have agreed that Medallion and Banc of America Securities LLC will not enter into the contemplated agreement through which Medallion would have been required to please such limit orders. The Company has revised the disclosure throughout the prospectus to remove references to such contemplated agreement.

Back Cover page

6.	We note your statement that “the information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our securities.” In light of your Rule 415 undertakings in Part II of the registration statement, please remove the noted statement.

Response: The Company has revised the disclosure on the back cover page in response to this comment.

Part II

Exhibits

Mr. Ronald E. Alper

December 13, 2007

7.	Please file all missing exhibits listed in the Exhibit index of the prospectus with your next amendment. Please be advised that we will examine and may comment on the exhibits when they are filed.

Response: The Company has filed Exhibit 5.1, the Opinion of Willkie Farr & Gallagher LLP, and a revised Exhibit 1.1 and Exhibit 10.1, the Underwriting Agreement and Investment Management Trust Agreement, respectively, together with this filing. The Company has now filed all of the exhibits listed in the Exhibit Index.

Sincerely,

/s/ Jeffrey A. Letalien

Jeffrey A. Letalien

Enclosures

cc:	Andrew M. Murstein
William H. Gump
Gregg A. Noel
Thomas J. Ivey